Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor SA

Commission File No. of Mittal Steel: 001-14666

Date: January 27, 2006

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company will file important documents with the United States Securities and Exchange Commission (SEC), including Schedule TO, a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Atlas securities holders are urged to carefully read all such documents when they become available because they will contain important information. Investors and Atlas securities holders may obtain copies of the documents, when available, free of charge on the SEC’s website at www.sec.gov, as well as from Mittal Steel on its website at www.mittalsteel.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Mittal Steel, including on Form 20-F and on the Form F-4 that Mittal Steel will file with the SEC. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

MITTAL

Shaping the future of steel

27 January 2006



Disclaimer

MITTAL

Statements in this presentation that are not historical facts, including statements regarding expectations concerning market growth and development, expectations and targets for Mittal Steel's results of operations and expectations regarding cost savings from recently acquired companies and statements preceded by "believe," "expect," "anticipate," "target" or similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those implied by such forward-looking statements on account of known and unknown risks and uncertainties, including, without limitation: (1) changes in general economic, political and social conditions; (2) adverse regulatory changes; (3) fluctuations in currency exchange rates; (4) cyclicality of the steel industry; (5) increased competition; (6) availability and cost of raw materials, energy and transportation; (7) Mittal Steel's ability to realize expected cost savings from recently acquired companies within the expected time frame; (8) Mittal Steel's ability to integrate recently acquired companies; (9) labor disputes; and (10) the risks contained in Mittal Steel's Form 20-F and other filings with the Securities and Exchange Commission. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. This presentation also contains pro forma data (adjusted to give effect to the merger of Mittal Steel and International Steel Group (ISG) and the acquisition of Kryvorizhstal) for informational purposes only and does not purport to represent what Mittal Steel's results of operations or financial condition would have actually been had the merger with ISG and the acquisition of Kryvorizhstal been completed at the beginning of the period or to project Mittal Steel's results of operations or financial position for any future period.

Mittal Steel Team

MITTAL

- Lakshmi N. Mittal — Chairman & Chief Executive Officer
- Aditya Mittal — President & Group Chief Financial Officer

Agenda

- Terms of the Offer
- Transaction Rationale
- Transaction Benefits
- Structure of the Offer and Timetable
- Conclusion
- Appendix

Terms of the Offer

The proposed transaction

MITTAL

Mittal Steel offers to acquire Arcelor

Offer	• 4 Mittal Steel shares plus €35.25 cash for 5 Arcelor shares - Ability to elect to receive more cash or shares, subject to 25% cash and 75% stock paid in aggregate - 31% premium on 1month weighted average price (1) - 55% premium on 12 month weighted average price (1)
Conditions	• Minimum acceptance >50.0% • Mittal Steel shareholder approval - Mittal family undertakes to vote in favour of transaction • No change in Arcelor substance during offer
Other	• Agreement to sell Dofasco to ThyssenKrupp for €3.8bn (C$68/Share) • Modification of Super Voting rights upon completion • Compliance with Brazilian law with respect to Brazilian subsidiaries
Expected closing	• Q2 2006

(1) Assuming election to receive 25% cash and 75% shares. Based on closing price of €22.22 for Arcelor shares on Euronext Paris and US$ 32.30 for Mittal Steel shares on the NYSE, on January 26, 2006, using an exchange ratio of €1: US$1.221.

Transaction highlights

MITTAL

- Unites the world's two largest steel companies with unrivalled global footprint
- Complementary assets and skills across all areas
- Creation of company with unprecedented scale and diversification to manage cyclicality, stabilize earnings and increase shareholder returns
- US$1bn of estimated annual synergies
- EPS accretive transaction
- Creates a powerful force in ongoing industry consolidation

A transaction that will redefine the global steel industry

Transaction Rationale

Taking industry consolidation to a new level

#1 steel producer
Over 20 acquisitions
over the past 5 years

#2 steel producer
Numerous acquisitions over
past 5 years

- Both companies have been leaders in steel industry consolidation
- Consolidation is contributing to increased discipline by producers
- Combination of #1 and #2 players takes consolidation to a new level

Consolidation creates value in the steel industry

Unprecedented scale and diversification

MITTAL

Uniting the world's two largest steel companies



140
120
100
80
60
40
20
0
New Co
Mittal Steel
Arcelor*
Nippon Steel
JFE Holding
POSCO
Baosteel
US Steel
Corus
Nucor
ThyssenKrupp

More than 3x larger than next competitor

... to create the first 100mt+ steel producer

Scale and diversification provides for:

- Reduced volatility in earnings
- Access to unique growth opportunities
- Ability to attract best customers and suppliers
- Enhanced product development and R&D
- Operational flexibility

Diversification reduces risk and volatility

Delivering shareholder value by leveraging scale and diversification

Source: Mittal Steel based on IISI crude steel production data

* Pro-forma ISG and Kryvorizhstal for Mittal Steel in 2004 and pro-forma CST for Arcelor

Unequalled geographic footprint

- 61 plants
- 27 countries
- Numerous international partnerships and JVs
- Fills geographic gaps from each company's portfolio
- Leading positions in 5 of 9 major markets
- Opportunity to grow in China and India



North America
West Europe
East Europe and Central Asia
South America
Africa
Mittal Steel
Arcelor

Complementary geographic footprint

Broad product offering

MITTAL

- Balanced product offering between markets
- Large R&D divisions in Europe & North America
- Technological and product leadership
- Long standing alliance with Nippon Steel

Products portfolio

HRC, CRC, HDG, Tin plate, colour coating, Wire rods, Merchant bars, Sections, Tubes, Pipes, Stainless steel...

Product solutions for a global customer base

* Emerging Europe, Africa and Asia

Strong and strategic vertical integration

MITTAL

Iron ore self sufficiency*


100%
80%
60%
40%
20%
0%
Arcelor(e)
Mittal Steel
Mittal Steel 2010(e)
NewCo 2010(e)

- Iron Ore - 4th largest producer globally
- DRI - over 11mt of production capacity
- Coal - significant captive source
- Coke - self-sufficient
- Ownership of infrastructure and shipping fleet

Competitive cost advantage through integration

Source: Mittal Steel estimates
* Including strategic contract

Taking sustainability to a new dimension

- Make sustainability the foundation of approximately 320,000 person organisation
- Capitalise on skill set of enlarged group
- Employ best practices across the organisation

Main nationalities



Other
USA
Germany
Benelux
France
Poland
Spain
Romania
Czech Republic
Brazil
South Africa
Algeria
Kazakstan
Ukraine

Maintaining best practice

- Health and safety
- Social responsibility
- Environment
- Cultural diversity

Best practices to maintain excellence

Source: Mittal Steel estimates

Significant cost synergies



US$600m
US$900m
US$1,000m
Year 1
Year 2
Year 3
Purchasing
Marketing and Trading
Manufacturing, Process Optimisation

US$1bn annual synergies with minimal implementation costs

Sources of expected cost synergies

MITTAL

Source	Total Synergies	Drivers	Examples
Purchasing	$600m	• 1.25% of COGS of combined entity • Improved purchasing power • Optimised material flows to reduce landed cost • Access to non-traditional suppliers	• ISG (Achieved $67m of annualized synergies - 1.2% of COGS) • Inland (achieved $225m of synergies - 7.5% of COGS in 3 yrs)
Marketing and Trading Opportunities	$200m	• Savings in distribution costs by integrating distribution channels • Additional quantities to be available for Arcelor distribution network • Cross product flows	• Estimated cost savings of approx $10-15/t on 18mt of production in Europe • Estimated cross product flows of 2 - 4 mt
Manufacturing Process Optimisation	$200m	• Optimise capacity utilisation - right product at right mill • Specialization of facilities - larger order size per facility	• Inland/ISG capacity utilisation savings of $2.50/t on 20mt forecasted • 6 months realized synergies of $13m • 1% yield improvement in Europe will translate into $150m on 60mt of shipments

Track record of realizing synergies

Additional synergy potential

MITTAL

Cost synergies not quantified

- Consolidation impact
- Product & process innovation
- Capex and working capital requirements
- Bidding synergies
- Financial synergies

Revenue synergies not quantified

- Leveraging global customer franchise
- Advancing product development
- Leveraging distribution and product development on a global basis
- Stabilising pricing environment through consolidation

Additional synergy opportunities - not yet quantified

Unique platform for further growth and value creation

MITTAL

- Realise full potential of asset base through continuous improvement and sharing of best practices
- Pursue internal expansion opportunities
- Leverage R&D capability and global presence to become partner of choice for growth in new areas
- Seek value enhancing acquisitions



Significant strategic flexibility through unique platform

MITTAL

Transaction Benefits

A Win/Win strategic proposition

MITTAL

For Arcelor's Shareholders

- Integrate Arcelor's strengths into a stronger global network
  - Including #1 position in North America
- Accelerate growth by accessing new markets in China, India, East Europe, Africa and central Asia
- Improve margins and control costs through mining integration
- Partnership with the most successful entrepreneur of the industry
- Realise US$1bn of synergies

Mittal Steel's Shareholders

- Globalise North American added value leadership in West Europe
- Reinforce low cost leadership position with South America
- Gain undisputed technological and product development leadership
- Reduce volatility with long term contract and geographical diversification
- Realise US$1bn of synergies

Financial benefits for Arcelor's shareholders

MITTAL

- Substantial upfront premium
- 25% cash in the offer
- Continued ownership in the undisputed industry leader (43%)
- Further upside through potential re-rating opportunity for combined group

	Arcelor price (Euro)	Implied premium (%)(1)
Last close (26-Jan-06)	22.22	27%
3 Months Prior (2)	20.59	36%
1 Year Prior (2)	18.14	55%
All time high	22.22	27%

(1) Assuming election to receive 25% cash and 75% shares. Based on closing price of US$ 32.30 for Mittal Steel shares on the NYSE on January 26, 2006, using an exchange ratio of €1:US$1.221.
(2) Volume weighed averages.

Financial Benefits for Mittal Steel's shareholders

MITTAL

- EPS accretive transaction
- Further upside through potential re-rating opportunity for combined group
- Enhanced share trading liquidity
- Increased dividends - 25% payout over the cycle
- 57% ownership in the combined group
- Modification of Super Voting rights

Unmatched financial strength

MITTAL

2005E Estimates

US$bn	*Mittal Steel*	*Arcelor*	**Pro forma**
Revenue	*29.5*	*39.8*	**69.4**
EBITDA	*5.7*	*6.9*	**12.6**
EBITDA margin	*19.4%*	*17.3%*	**18.2%**
Net profit	*3.4*	*3.8*	**7.4**
Free cash-flow*	*2.8*	*3.2*	**6.2**
Net debt **	*6.5*	*2.6*	**16.0**
Debt/EBITDA **	*1.1x*	*0.4x*	**1.3x**

* Free Cash Flow defined as Net Income + D&A - CAPEX
** Pro forma for transaction

Source: IBES, Research Forecasts; Revenue, EBITDA, Net Profit and Free cash-flow figures are based on 2005 estimates

Structure of the Offer and Timetable

Details of the offer

MITTAL

Offer	• Main offer: 4 Mittal Steel shares plus €35.25 cash for 5 Arcelor shares • Alternative offers: - Stock offer: 16 Mittal Steel shares for 15 Arcelor shares, or - Cash offer: €28.21 cash for each Arcelor share • Pro-ration so that aggregate consideration is 25% cash and 75% stock • 4 Mittal Steel shares plus €40 cash for every 5 Arcelor OCEANEs
Listings Post Offer	• Paris, NYSE, Luxembourg, Amsterdam, Brussels and Madrid

Dofasco Rationale

MITTAL

	Dofasco	Mittal USA
Size	• 5.5mt	• 22.2mt(1)
North American Market Position	• #5 Producer • #4 in Automotive	• #1 Producer • #1 in Automotive

- Redundant and sub-scale compared to Mittal USA
- On-sale to ThyssenKrupp upon completion of transaction for aggregate consideration of € 3.8bn (C$68.00 per share)
  - Intermediate Dofasco net cash earnings to accrue to combined group
  - Payment of break fee, to the extent paid by Arcelor to Dofasco, reimbursed

(1) Including ISG.

Corporate Governance

MITTAL

- Global headquarters in Luxembourg, subject to discussion with authorities
- Board composition:
  - Majority of independent directors
  - Board enlarged with new independent directors to reflect increased European exposure
- Management team:
  - To be determined based on best talent from both groups
  - Ample room for current management of Arcelor
- Super-Voting rights:
  - Reduced from 10:1 to 2:1
  - Mittal family diluted to 50.7% economic rights and 64.1% voting rights

MITTAL

Conclusion

Forging the road ahead

MITTAL

- Transaction represents a step change in steel industry consolidation
- Creating the leading global steel company
  - Unique complementarity of assets and skills
  - Growth and value creation opportunities maximised through unique global platform
  - Significant synergy potential
  - Financial strength and strategic flexibility reinforced
  - Leadership in R&D/Product Development
  - Stock market capitalisation and liquidity increased
  - Sustainability

MITTAL

Appendix: Pro-forma financial figures

Pro-forma financial statements

MITTAL

The unaudited pro forma financial information is not necessarily indicative of the historical results or financial position that would have occurred had Mittal Steel and Arcelor been combined during 2004 or the future results that may be achieved after the acquisition. The historical Mittal Steel and Arcelor information is prepared on the basis of US GAAP and IFRS, respectively. The pro forma information is not adjusted for any difference between US GAAP and IFRS. The historical Arcelor information is translated into US$ using the average rate for the period then ended and the closing rate for the balance sheet. The pro forma information does adjust for incremental depreciation in PP&E as a result of the allocation of the purchase price. It is assumed that the excess purchase price over the net book value of Arcelor at the date of the acquisition will be fully allocated to PP&E. The overall increase in debt is a result of the cash settlement of the purchase price and the related interest charge. It is further assumed that the tax effect of any pro forma adjustment will accrue and interest on the additional debt will be settled when due.

Income statement

MITTAL

Pro-forma 2004 Income Statement (US$m)

P&L FY 2004 ($m)	Pro Forma Mittal Steel & ISG	Arcelor Historical	Proforma Combined Mittal Steel & Arcelor
Sales	31,670	37,535	69,205
Depreciation	883	1,427	2,566
Operating profit	7,125	3,973	10,842
Net Financing costs	(328)	(456)	(956)
Income from associates	66	514	580
Income before taxes	7,008	4,030	10,610
Tax	(590)	(651)	(1,193)
Income after tax	6,418	3,379	9,417
Minority Interest	(615)	(501)	(1,116)
Net Income	5,803	2,878	8,301

Pro-forma 9M 05 Income Statement (US$m)

P&L 9M 05 ($m)	Pro Forma Mittal Steel & ISG	Arcelor Historical	Proforma Combined Mittal Steel & Arcelor
Sales	24,206	30,668	54,874
Depreciation	632	1,343	2,167
Operating profit	4,277	4,353	8,438
Net Financing costs	(167)	(178)	(474)
Income from associates	66	322	388
Income before taxes	4,236	4,497	8,412
Tax	(876)	(766)	(1,582)
Income after tax	3,360	3,731	6,830
Minority Interest	(416)	(451)	(867)
Net Income	2,944	3,280	5,963

Source: Company data and Mittal Steel calculation based on aggregate figures

Pro-Forma balance sheet

MITTAL

- Based on data as at September 30, 2005

in m$	Mittal Steel Historical	Arcelor Historical	Pro Forma Combined Mittal Steel and Arcelor
Current Assets			
Cash and Cash equivalents	2,050	5,087	6,737
Trade accounts recievable	2572	4,351	6,923
Inventories	5,529	9,011	14,540
Other Current Assets	1,066	2,053	3,119
Total Current Assets	11,217	20,502	31,319
Intangible assets	0	180	180
Property, Plant & equipment	10,913	14,662	31,527
Investments	1,166	2,498	3,664
Other assets	541	967	1,508
Deferred Tax	791	1,235	2,026
Total Assets	24,628	40,044	70,224
Current Liabiulites			
Payable to bank and current portion of LTF	259	1,753	2,012
Trade accounts payable	2,003	5,535	7,538
Accrued expenses and other liabilites	3,326	3,670	6,889
Total current laibilites	5,588	10,958	16,439
Long term debt	3,534	5,159	14,410
Employee benefits and Termination	1,832	3,061	4,893
Defferd tax liabilites	857	680	1,537
Other long term liabilites	1,217	1,472	2,689
Total Liabilities	13,028	21,330	39,968
Minority interest	1,760	2,286	4,046
Shareholder Equity	9,840	16,427	26,210
Total Liabilites and Shareholder equity	24,628	40,043	70,224

Source: Company data and Mittal Steel calculation based on aggregate figures